NEWS RELEASE

New York - AG	July 8, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Reports Q2 2026 Production Results; Announces Updated 2026 Production and Cost Guidance, and Q2 Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the second quarter of 2026 from the Company's four producing underground mines in Mexico, namely, the Santa Elena Silver/Gold Mine ("Santa Elena"), the Los Gatos Silver Mine ("Los Gatos") (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the San Dimas Silver/Gold Mine ("San Dimas"), and the La Encantada Silver Mine ("La Encantada") reached 3.8 million silver ("Ag") ounces, 34,660 gold ("Au") ounces, 16.5 million pounds of zinc ("Zn"), 9.0 million pounds of lead ("Pb") and 252,938 pounds of copper ("Cu").

Q2 2026 PRODUCTION HIGHLIGHTS

• Silver Production (+3% Y/Y): The Company produced 3.8 million silver ounces in Q2 2026 compared to 3.7 million silver ounces produced in Q2 2025, an increase of 3%. The increase was primarily driven by strong performances at La Encantada and Santa Elena.

• Gold Production (+2% Y/Y): The Company produced 34,660 gold ounces in Q2 2026, a 2% increase compared to 33,865 gold ounces produced in Q2 2025. The increase in gold production was primarily driven by strong production at Santa Elena.

• Developments at Santa Elena: In June, the Company announced infill drilling results at the Santo Niño and Navidad targets that returned multiple silver and gold intercepts, including high-grade results from resource-conversion drilling. Additionally, the Company secured construction permits for the Santo Niño and Navidad portals and announced an additional $12 million in investments planned in 2026 to advance underground access and position the Santo Niño portal for near-term mining (see news release dated June 25, 2026).

• Sale of the Del Toro Silver Mine: In June, pursuant to the share purchase agreement dated December 17, 2025 between Sierra Madre and First Majestic, Sierra Madre completed its previously announced acquisition of First Majestic's 100%-owned past producing Del Toro Silver Mine located in the Municipality of Chalchihuites, Zacatecas, Mexico for total consideration of up to $60 million comprised of cash and Sierra Madre shares with upfront consideration of $30 million, which has been received, and an additional $30 million in contingent payments (see news release dated June 22, 2026).

• Sustainability Efforts: The Company published its fifth Sustainability Report during the second quarter, disclosing its lowest carbon intensity on record, while achieving record production, in 2025 (see news release dated April 29, 2026).

• Safety Performance in Q2: The consolidated Q2 2026 Total Reportable Incident Frequency Rate ("TRIFR") was 0.63, slightly above the Company's 2026 target KPI of 0.60. The Lost Time Incident Frequency Rate ("LTIFR") was 0.08 compared to our KPI of 0.12 maintaining First Majestic as a leader amongst its peer group.

"First Majestic has delivered another strong quarter, with continued operational outperformance relative to our original guidance, and we are pleased to increase our production guidance for the second consecutive year," said Keith Neumeyer, CEO. "Despite labour disruptions at San Dimas and a minor rock fall event at Los Gatos, our team responded quickly and safely, resolving both issues while recovering the majority of the downtime at each operation. At Santa Elena and Los Gatos, our mill and mine expansion projects continue to progress on schedule with both mills achieving record monthly throughputs in the quarter, and both projects are expected to be completed during the third quarter. Q2 also marked another significant milestone for the Company, as Santa Elena secured construction permits for both the Santo Niño and Navidad portals ahead of schedule."

Attributable Consolidated Production Details:

Q2	Q2	Y/Y		Q1	Y/Y
2026	2025	Change	Attributable Consolidated Production Results	2026	Change
1,040,314	1,003,804	4%	Ore processed/tonnes milled	1,059,333	(2)%
3,799,823	3,701,995	3%	Silver ounces produced	3,545,383	7%
34,660	33,865	2%	Gold ounces produced	34,341	(1)%
16,484,603	16,063,947	3%	Zinc pounds produced	15,407,856	7%
9,023,177	9,014,545	-%	Lead pounds produced	8,700,148	4%
252,938	205,288	23%	Copper pounds produced	262,913	(4)%

I. Consolidated production values include attributable ounces from the Los Gatos Silver Mine (70%).

Q2 2026 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced
Los Gatos (100%)	300,867	3,306	219	0.23	86%	49%	1,827,933	1,103
Los Gatos (70%)	210,607	2,314	219	0.23	86%	49%	1,279,553	772
Santa Elena	305,369	3,356	61	2.30	71%	95%	422,571	21,468
San Dimas	203,486	2,236	185	2.01	88%	94%	1,062,203	12,385
La Encantada	320,852	3,526	135	0.00	74%	90%	1,035,497	35

I. Certain amounts shown in this table may not add exactly to the total amount due to rounding.

II. The metal prices used to calculate the silver equivalent ounces were as follows:  silver - $52.00/oz; gold -  $3,900/oz; lead - $0.90/lb; zinc - $1.35/lb; and copper - $4.80/lb.

Los Gatos Silver Mine (reported on a 70% attributable basis):

• During the second quarter, Los Gatos' attributable production included 1,279,553 ounces of silver, 16,484,603 pounds of zinc, 9,023,177 pounds of lead, 252,938 pounds of copper and 772 ounces of gold. Despite the strong performance in Q2, production at Los Gatos was slightly impacted by a rockfall on the main ramp at the beginning of April that temporarily disrupted mining operations and required rehabilitation, and unplanned equipment maintenance subsequently that lowered tonnes processed in the quarter. This was offset by higher grades and strong recoveries.

• The mill processed a total of 210,607 tonnes of ore (3,959 tonnes per operating day "tpod" on a 100% basis), with head grades of 219 g/t silver, 4.82% zinc, 2.25% lead, and 0.24 g/t gold. Management continues to focus on achieving sustainably higher mill throughput at Los Gatos by increasing mining rates, with June averaging a record 4,078 tpod on a 100% basis, a key milestone on our path toward a sustained increase in ore throughput of 4,000 tpod on a 100% basis in the second half of 2026.

• Silver, zinc, lead and gold recoveries during the quarter averaged 86%, 64%, 86% and 49%, respectively.

• During the quarter, six surface drill rigs completed approximately 12,143 metres ("m") of drilling on the property. Drilling continued at the Central Deeps and North-West Deeps zones, as well as at other greenfield targets.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 422,571 Ag ounces and 21,468 Au ounces during the quarter, an increase of 38% and 4% year-over-year, respectively. The increased silver production was due to an increase in ore processed, and higher silver recoveries related to slightly higher silver grades achieved through optimized ore blends processed during the quarter.

• The mill processed a new quarterly record of 305,369 tonnes of ore in the second quarter, 13% higher than the same period last year, and 7% higher than the previous record of 283,721 tonnes in Q1 2026, as the Company continues advancing the 3,500 tpd expansion project. Average silver and gold head grades were 61 g/t and 2.30 g/t, respectively.

• Silver and gold recoveries during the quarter averaged 71% and 95%, respectively, compared to 64% and 94% in the same period last year. Higher recoveries were a result of the optimized blending process.

• During the quarter, eight drill rigs, consisting of five surface rigs and three underground rigs, completed approximately 25,345 m of drilling on the property. Drilling focused on testing extensions of the newly discovered Santo Niño and Navidad resources, and the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Ermitaño-Luna.

San Dimas Silver/Gold Mine:

• San Dimas produced 1,062,203 Ag ounces and 12,385 Au ounces during the quarter representing a 15% decrease and 1% decrease, respectively, compared to the same period last year. The decreased quarterly production was a result of a delay in mine haulage due to now resolved labour negotiations as well as a now resolved equipment failure that slowed processing. Operations have resumed at targeted rates, and the Company has revised San Dimas' production guidance higher for 2026 despite these events.

• The mill processed a total of 203,486 tonnes of ore, a decrease of 7% compared to the same period last year, with average silver and gold grades of 185 g/t and 2.01 g/t, respectively, compared with 197 g/t and 1.90 g/t, respectively, in the same period last year. Lower throughput was a result of the disrupted mine haulage.

• Silver and gold recoveries during the quarter averaged 88% and 94%, respectively, compared to 90% and 93%, respectively, in the same period last year.

• During the quarter, a total of 17 drill rigs consisting of five surface rigs and 12 underground rigs completed 39,483 m of drilling on the property. Drilling focused on the Coronado, Carmen Escobosa, Elia and Convención veins with targets spanning across the exploration pipeline (Resource expansion and Resource conversion drilling).

La Encantada Silver Mine:

• During the quarter, La Encantada produced 1,035,497 Ag ounces, representing a 65% increase compared to Q2 2025, driven primarily by a 14% increase in ore processed, a 27% increase in silver grades and a 14% improvement in silver recoveries. Production at La Encantada improved significantly due to improved ore flow and mine development rates, and process optimization resulting from management initiatives.

• The mill processed a new quarterly record of 320,852 tonnes of ore, a 14% increase over the same period last year, with an average silver grade of 135 g/t, compared to 106 g/t in the same period last year.

• Silver recovery for the quarter was 74%, compared to 65% in Q2 2025.

• During the quarter, two surface drill rigs completed 4,357 m of drilling on the property. The Company is concurrently testing new exploration targets and potential near-term mineralization expansion areas.

Jerritt Canyon Gold Mine:

Preparations to re-start the Company's Jerritt Canyon Gold Mine in Nevada, USA continue to advance with several notable achievements during the quarter. The Company is targeting to begin production from Jerritt Canyon in H2 2027.

• Underground Equipment: Purchase orders have been placed for an initial fleet of 17 Sandvik underground mining units, while letters of intent have been submitted for the remainder of the required equipment.

• Rehabilitation and Development: The underground contractor ("Cementation") has safely completed 3,380 m of underground rehabilitation to establish underground diamond drill locations. Development of access drives to initial stoping areas will commence in the third quarter.

• People: The hiring of key roles at site is progressing to plan. The Company has successfully onboarded notable hires during the quarter including key positions in Technical Services, Water Resources and Processing.

• Technical Studies: The development and optimization of the re-start mine plan continues to progress well with the support of Stantec Consulting Services Inc ("Stantec").

• Surface and Plant Infrastructure: BBA Consultants USA LP ("BBA") has been engaged to support the Jerritt Canyon process plant restart and refurbishment. BBA completed the first phase of engineering and process plant inspections during the quarter and is progressing to plan.

• Exploration Drilling: During the quarter, two reverse circulation rigs completed approximately 12,495 m of surface drilling, and one diamond drill rig completed approximately 320 m of underground drilling. A second underground diamond drill rig is expected to commence operations in the third quarter. Surface drilling focused on defining the historical deepest open pit mining depth within partially backfilled pits, while increasing confidence level on in-situ mineralization along the Central and Northern mineralized trends. Underground drilling tested areas identified as having potential for early mining.

2026 REVISED OUTLOOK

The Company is updating its full year 2026 guidance primarily to reflect the following changes:

1. Santa Elena: Increased gold production forecast from 72,000 to 76,000 ounces, an increase of 10% (mid-point) compared to the original guidance, primarily due to higher gold grades and slightly increased gold recoveries. Silver production is expected to be 1.4 - 1.5 million ounces, toward the high-end of the original guidance.

2. Los Gatos: Increased the attributable production forecast to 5.1 - 5.5 million Ag ounces, a 5% improvement (mid-point). The Company is on track with its objective of achieving and sustaining a throughput level of 4,000 tpd in the second half of 2026.

3. San Dimas: Increased production forecast to 4.6 - 4.9 million Ag ounces, an increase of 13% (mid-point) compared to the original guidance, primarily due to higher throughput rates.

4. La Encantada: Increased production forecast to 3.4 - 3.6 million Ag ounces, an increase of 19% (mid-point) compared to the original guidance, primarily due to higher throughput and slightly higher silver recoveries.

5. Capital Investments: Management has increased the 2026 capital budget to a range of $318 million to $344 million to support key growth initiatives, including the Jerritt Canyon restart program ($75 million), development projects at Santa Elena including Navidad and the early advancement of underground access to Santo Niño for near-term mining ($12 million), further development across San Dimas, Los Gatos and La Encantada, and the acquisition of additional equipment to enhance and sustain higher throughput rates at Los Gatos.

With strong production results in H1 2026, and the Company's successful progress on throughput expansions across all mine sites as well as continued operating efficiencies, the 2026 attributable consolidated production guidance has increased to 14.6 - 15.5 million Ag ounces, representing a 10% increase compared to the original guidance of 13.0 - 14.4 million Ag ounces, as well as a 7% increase to 128,000 - 135,000 Au ounces compared to the original guidance of 116,000 to 129,000 Au ounces.

A mine-by-mine breakdown of the Company's updated 2026 production and cost guidance is set out in the table below.

2026 Updated Full Year Mine-by-Mine Guidance:

Operation	Silver Oz (M)	Gold Oz (k)	Lead Lb (M)	Zinc Lb (M)	Copper Lb (M)	Cash Cost ($ per AgEq Oz)	AISC ($ per AgEq Oz)

Los Gatos (70%), Mexico	5.1 - 5.5	3 - 4	32 - 34	53 - 56	1.0 - 1.1	16.56 - 17.10	20.35 - 21.11
Santa Elena, Mexico	1.4 - 1.5	72 - 76	-	-	-	19.86 - 20.32	25.09 - 25.83
San Dimas, Mexico	4.6 - 4.9	52 - 56	-	-	-	18.79 - 19.42	25.38 - 26.42
La Encantada, Mexico	3.4 - 3.6	0	-	-	-	24.50 - 25.21	31.18 - 32.36
Operations Total	14.6 - 15.5	128 - 135	32 - 34	53 - 56	1.0 - 1.1	$19.27 - $19.85	$25.00 - $25.91
Corporate:						($ per AgEq Oz)	($ per AgEq Oz)
Corp. G&A and Services	-	-	-	-	-	-	2.69 - 2.86
Total:						($ per AgEq Oz)	($ per AgEq Oz)
Total Consolidated	14.6 - 15.5	128 - 135	32 - 34	53 - 56	1.0 - 1.1	$19.27 - $19.85	$27.69 - $28.77

I. Certain amounts shown in the above table may not add exactly to the total amount due to rounding differences.

II. These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Measures" at the end of this news release for further details regarding these measures and a reconciliation of non-GAAP to GAAP measures.

For 2026, the Company is reporting cash costs and all-in sustaining costs ("AISC") guidance on a cost per unit basis, using a fixed gold-to-silver ratio of 75:1 with the following metal price assumptions: silver - $52.00/oz; gold - $3,900/oz; lead - $0.90/lb; zinc - $1.35/lb; copper - $4.80/lb. The foreign currency assumption is MXN:USD 18.25:1. These assumptions remain unchanged.

Annual cash costs are now expected to be within the tightened range of $19.27 to $19.85 per consolidated payable AgEq ounce, consistent with the Company's previous guidance of $18.64 to $19.62 per consolidated payable AgEq ounce.

The Company is projecting its 2026 consolidated AISC to be $27.69 to $28.77 on a per consolidated payable AgEq ounce basis, compared with the original guidance range of $26.15 to $27.91, a 4% increase at the mid-point, primarily as a result of higher costs linked to higher than forecasted silver prices and a stronger Mexican Peso in the first half of 2026 (17.50:1 actual vs 18.25:1 assumption). Although strong silver production and higher silver prices improve overall economics, some variable costs increase occur with higher silver prices. The Company remains focused on maximizing margins and operating efficiently.

Excluding non-cash items (share-based payments, and accretion and reclamation costs), the Company anticipates its 2026 AISC to be within the range of $26.86 to $27.88 per consolidated payable AgEq ounce. An itemized cost table for the AISC calculation is provided below:

All-In Sustaining Cost Calculation	FY 2026 ($ per AgEq oz)

Total Cash Costs per Payable Silver Ounce	19.27 - 19.85
General and Administrative Costs	2.04 - 2.16
Sustaining Development Costs	1.01 - 1.04
Sustaining Property, Plant and Equipment Costs	1.59 - 1.69
Profit Sharing	2.16 - 2.29
Lease Payments	0.79 - 0.85
Share-based Payments (non-cash)	0.65 - 0.70
Accretion and Reclamation Costs (non-cash)	0.18 - 0.19

All-In Sustaining Costs (AgEq Oz)	$27.69 - $28.77
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	$26.86 - $27.88

I. Certain amounts shown may not add exactly to the total amount due to rounding differences.

II. Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.69 to $2.86 per AgEq ounce.

III. AISC does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate AISC may differ from methods used by other companies with similar descriptions. See "Non-GAAP Measures" at the end of this news release for further details regarding these measures and a reconciliation of non-GAAP to GAAP measures.

CAPITAL INVESTMENTS IN 2026

The Company now plans to invest between $318 million to $344 million in capital expenditures in 2026 consisting of $62 million to $70 million for sustaining activities and $256 million to $274 million for expansionary projects. This represents a 47% increase compared to the original 2026 capital expenditure guidance of $213 million to $236 million primarily driven by the Jerritt Canyon restart program ($75 million), the accelerated development and portal construction projects at Santa Elena including Navidad and Santo Niño with the recently received permits ($12 million), further development across San Dimas, Los Gatos and La Encantada, and the acquisition of additional equipment to enhance and sustain higher throughput rates at Los Gatos.

Other ongoing key investment initiatives previously announced include the Santa Elena plant expansion from 3,200 tpd to 3,500 tpd (on track), the mine throughput increase at Los Gatos from 3,500 tpod to 4,000 tpod (on track), and the acquisition of the remaining haulage fleet at La Encantada to support higher mining and throughput rates (100% complete). These investments are fully aligned with the Company's long-term growth strategy.

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	24 - 27	73 - 80	97 - 107
Exploration	0	41 - 45	41 - 45
Property, Plant and Equipment	34 - 38	43 - 48	77 - 86
JCG Restart	0	75	75
Corporate Projects	4 - 5	24 - 26	28 - 31
Total	$62 - $70	$256 - $274	$318 - $344

I. Certain amounts shown in this table may not add exactly to the total amount due to rounding differences.

The Company's updated 2026 guidance includes total capital investments of $97 million to $107 million for underground development; $41 million to $45 million in exploration; $77 million to $86 million towards property, plant and equipment; approximately $75 million for the Jerritt Canyon Gold Mine restart plan; and $28 million to $31 million towards corporate projects. The guidance above also includes the previously announced $12 million additional investment for the advancement of Santo Niño and Navidad at the Santa Elena property.

Under the updated 2026 guidance, the Company is planning to complete a total of approximately 55,000 m of underground development in 2026, representing a 10% increase to what was set out in the original guidance.  In addition, the Company is now planning to complete a total of approximately 308,000 m of exploration drilling in 2026, representing a 16% increase compared to original guidance, largely as a result of the exploration program at Jerritt Canyon.

In the first half of 2026, the Company completed 24,448 m of underground development drilling and 160,120 m of exploration drilling, including 12,815m at Jerritt Canyon, where drilling commenced in Q2.

Management may revise the Company's guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2026 guidance will prove to be accurate. For further details regarding relevant risks, including those related to the allocation of capital by the Company, see the section entitled "Risk Factors" in the Company's most recently filed Annual Information Form for the year ended December 31, 2025.

MANAGEMENT UPDATE

First Majestic is pleased to announce the appointment of Neil Beaumont as Chief Financial Officer of the Company effective July 2, 2026, succeeding David Soares, who is no longer with the Company.

Mr. Beaumont joins First Majestic with over 30 years of leadership experience across global organizations. Neil has previously served as Chief Financial and Risk Officer at the Canada Pension Plan Investment Board. There, he led the Strategy, Finance, Operations, and Risk functions and served as a key member of its investment committee. Prior to this, he held senior financial and operational roles at BHP, the world's largest mining company, in Canada, Australia, and South America. Earlier in his career, he served as a Senior Partner at KPMG Canada.

Mr. Beaumont brings a strong track record of driving operational efficiency and high performance across diverse and complex businesses. His depth of experience in mining and global investing will be instrumental as First Majestic continues to execute its strategy and create value for stakeholders.

The Company plans to release its second quarter unaudited financial results, and announce its dividend payment for the second quarter of 2026, and shareholder record and payable dates for such dividend payment, on July 30, 2026.

CONFERENCE CALL ANNOUNCEMENT

The Company will host a conference call and webcast on Thursday, July 30, 2026, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its second quarter production and financial results and updated 2026 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the "July 30, 2026 Webcast Link" on the First Majestic home page at www.firstmajestic.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	9230786

The telephone replay will be available for seven days following the end of the event.

QUALIFIED PERSONS

Gonzalo Mercado, P.Geo., the Company's Vice-President of Exploration & Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per attributable silver equivalent ounce produced and AISC per attributable silver equivalent ounce produced. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the assumptions used by the Company for its updated 2026 production and cost guidance; statements relating to the Company's capital investments in 2026; the Company's business strategy; future planning processes; commercial mining operations; budgets; the timing and amount of estimated future production, AISC and cash costs; costs and timing of development at the Company's projects; timing for the completion of the mill and mine expansion projects at Santa Elena and Los Gatos; capital projects and exploration activities for 2026 and the possible results thereof; timing for the restart of production at the Jerritt Canyon Gold Mine and for the development of access drives to initial stoping areas at Jerritt Canyon; drilling programs in 2026, including timing for a second underground diamond drill rig to commence operations at Jerritt Canyon; the timing of release of the Company's unaudited financial results for Q2 2026; and the timing and details of the Company's investor conference call in July 2026 to discuss its updated 2026 production and cost guidance. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Risk Factors" in the Company's most recent AIF for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.